An annual meeting of shareholders of Neuberger Berman Intermediate Municipal Fund Inc. was held on March 8, 2005. Shareholders voted on the following matter: (1) To elect five Class III Directors (one of which is to be elected only by holders of the Funds preferred stock) to serve until the annual meeting of stockholders in 2008, or until their successors are elected and qualified. Class I and II Directors continue to hold office until the annual meeting in 2006 and 2007, respectively.

Proposal 1 - To elect five Class III Directors (one of which is to be elected only by holders of the Funds preferred stock) to serve until the annual meeting of stockholders in 2008.


Common and Preferred Shares
				  Votes				Broker
		    Votes For	 Against  Withheld  Abstentions	Non-Votes
Robert A. Kavesh:   14,553,397.716  -	 281,567.000 	-	   -
Edward I. O'Brien:  14,554,817.716  -	 280,147.000 	-	   -
William E. Rulon:   14,556,307.716  -	 278,657.000 	-	   -
Candace L. Straight:14,579,892.716  -	 255,072.000 	-	   -

Preferred Shares
				Votes	Votes	                 Broker
		    Votes For	Against	Withheld  Abstentions	Non-Votes
Howard A. Mileaf:   4,397.000 	   -	   0	        -	    -